Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213
Form S-4 File No.:  333-200614

The following communication was made available to Covance employees:

All Employee Message

Covance Employees,

I hope you all have had a safe and happy holiday season and a great start to the New Year.  I am delighted to report that our merger with LabCorp is proceeding smoothly and I wanted to take this opportunity to share some exciting updates with you.

Timing

As we reported several weeks ago, the waiting period under the Hart-Scott-Rodino Act applicable to the transaction expired on December 15, and the expiration of that period satisfied one of the closing conditions necessary to consummate the merger. Today, we filed with the Securities and Exchange Commission what we expect to be the final Proxy Statement for the merger, and we plan to send our Proxy Statement asking our shareholders to vote in support of the merger in the next several days.  We have set February 18 as the date for our meeting of shareholders to vote on the transaction.  Assuming our shareholders approve the merger at the February 18 meeting, we expect to close the merger shortly thereafter, potentially just days later.

We are pleased to have made such good progress, and we thank you for staying focused during this time.  We plan to provide you with more frequent updates as we move toward closing and beyond.

Integration Planning

Last week, we held our first Integration Steering Committee meeting in Burlington, N.C. at the LabCorp headquarters, during which we made great progress with respect to our integration planning.  We are heavily prioritizing Day 1 “must haves.”  As the greatest operational overlap between Covance and LabCorp exists in our central laboratories, we have confirmed our intention to combine LabCorp’s central laboratory business into Covance’s central laboratory operations.  With respect to the integration of the two businesses, we will ensure that we retain the highly valuable esoteric testing capabilities of LabCorp, and carefully integrate the two companies’ companion diagnostic and biomarker capabilities.  Following the close of the transaction, the combined central laboratory will be even better positioned in terms of scale and capabilities than either of our individual central laboratories is today.  The bioanalytical services of each company will follow a similar process as the central laboratories.  For the remainder of our other service offerings, it is business as usual for both LabCorp and Covance.

We are also in the process of developing a plan to ensure that every client knows who to call on Day 1 to place central laboratory and bioanalytical work or have any questions answered.  A seamless integration for our clients is paramount to our business, and it is of the utmost importance we all take great care in ensuring that there is no disruption of any kind for them.

I am excited to share that I will be staying on as Chief Executive Officer of Covance at least through the end of July.  Both companies consider succession planning a very high priority, and we expect to announce my successor in due course.  Furthermore, both Dave King, LabCorp’s CEO, and I expect that I will remain with the organization through the end of 2015 to ensure that the transition is as smooth as possible.  We are working diligently on other senior leadership roles, as well as other important decisions with respect to items such as reporting structure and internal systems, and we will provide updates as soon as we can.  In addition, the core integration team is reviewing our corporate functions and aligning them with the anticipated needs of the combined company so that these functions are best positioned to support the new, broader and growing organization.  We appreciate your patience as we carefully work through these important decisions.

At all levels, we continue to work extremely cooperatively and efficiently with LabCorp.  The integration teams have a great spirit of optimism, and we see the tremendous opportunities that lie ahead as the integration planning progresses.

Response from Our Stakeholders

The response from employees, clients, and the investor community overwhelmingly has been very favorable.

I have personally spoken to many of our employees as part of Dave’s and my town hall tour, and we both have been encouraged and excited at the amount of positive feedback and interest in both the transaction itself and the growth opportunities it presents to our employees.  Many of our clients are also seeing the potential benefits they will realize from the combination of our companies, including faster clinical trials, better data to support their drug development decisions, more comprehensive testing platforms, and a tighter link between drug development and patient care.

Maintaining Our Momentum

I want to close with what you can do to help us.  Please continue to take care of our clients and their projects with the same level of diligence and dedication that you always have.  By continuing to deliver operational, scientific and service excellence that exceeds the expectations of our clients, we will be able to maintain our business momentum, while realizing the benefits of the merger, resulting in a vibrant and growing company once the combination is complete.

Together with LabCorp, we will be positioned to make an even bigger, more positive impact on patients and overall healthcare delivery than either of our companies could have done on their own.  At the end of the day, that is a very gratifying benefit.

Thank you for all you do for our company and for staying focused on your role and responsibilities.  We would not be in the exciting position we are in today without the commitment and enthusiasm of all of you.

Best regards,

Joe

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.  This document relates to a proposed transaction between Covance and LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction.  In connection with the proposed transaction, LabCorp has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus.  Covance will deliver a definitive proxy statement/prospectus to Covance stockholders.  This document is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed by LabCorp or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed by Covance or LabCorp with the SEC through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.  Free copies of the registration statement, proxy statement/prospectus and other relevant documents filed by LabCorp with the SEC are available on LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.  You may obtain free copies of these documents as described in the preceding paragraph.

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